Shareholder Meeting Results (unaudited)

The Annual Meeting of Shareholders of Tax-Free Trust of Oregon (the 'Trust') was held on April 11, 2012.
The holders of shares representing 89% of the total net asset value of the shares entitled to vote were present in person or by proxy. At the meeting, the following matters were voted upon and approved by the shareholders (the resulting votes for are presented below).

1. To elect Trustees

Dollar Amount of Votes:

Trustee			For			Withheld

Gary C. Cornia		$448,086,491		$3,267,874
James A. Gardner	$446,528,626		$4,825,740
Diana P. Herrmann	$448,441,529		$2,912,837
Edmund P. Jensen	$447,688,663		$3,665,703
John W. Mitchell	$448,074,358		$3,280,008
Ralph R. Shaw		$446,416,758		$4,937,607
Nancy Wilgenbusch	$448,364,831		$2,989,535


2. To ratify the selection of Tait, Weller & Baker LLP as the Trust's independent registered public accounting firm

Dollar Amount of Votes:

For			Against		Abstain

$445,094,000		$200,977	$6,059,390